UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Ruhnn Holding Limited
(Name of Issuer)
American Depositary Shares, each representing five Class A Ordinary Shares, $0.000000001 par value
(Title of Class of Securities)
781314109
(CUSIP Number)
December 31, 2019
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 781314109

1	Name of Reporting Person: Alibaba Group Holding Limited I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 31,110,600*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 31,110,600*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 31,110,600*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%**
12	TYPE OF REPORTING PERSON CO

* Represents Class A Ordinary Shares held as of December 31, 2019 by Taobao China Holding Limited, a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited.
** Percent of class based on 243,073,114 Class A Ordinary Shares outstanding as of December 31, 2019, which information was provided by the Issuer to the Reporting Persons on February 4, 2020.

CUSIP No. 781314109

1	Name of Reporting Person: Taobao Holding Limited I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 31,110,600*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 31,110,600*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 31,110,600*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%**
12	TYPE OF REPORTING PERSON CO

* Represents Class A Ordinary Shares held as of December 31, 2019 by Taobao China Holding Limited, a wholly-owned subsidiary of Taobao Holding Limited.
** Percent of class based on 243,073,114 Class A Ordinary Shares outstanding as of December 31, 2019, which information was provided by the Issuer to the Reporting Persons on February 4, 2020.

CUSIP No. 781314109

1	Name of Reporting Person: Taobao China Holding Limited I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Hong Kong
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 31,110,600*
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 31,110,600*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 31,110,600*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%**
12	TYPE OF REPORTING PERSON CO

* Represents Class A Ordinary Shares held as of December 31, 2019 by Taobao China Holding Limited.
** Percent of class based on 243,073,114 Class A Ordinary Shares outstanding as of December 31, 2019, which information was provided by the Issuer to the Reporting Persons on February 4, 2020.

CUSIP No. 781314109

SCHEDULE 13G

Item 1(a)	Name of Issuer: Ruhnn Holding Limited
Item 1(b)	Address of Issuer’s Principal Executive Offices: 4F, Building 1, Blue Collar Garment Industrial Park, 7-1 North Hong Pu Road, Yu Hang District, Hangzhou 311100, People's Republic of China
Item 2(a)
Name of Persons Filing:

Alibaba Group Holding Limited

Taobao Holding Limited

Taobao China Holding Limited

The shares reported herein are directly held by Taobao China Holding Limited.  Taobao China Holding Limited is a wholly-owned subsidiary of Taobao Holding Limited, which is a wholly-owned subsidiary of Alibaba Group Holding Limited.  Accordingly, Taobao Holding Limited and Alibaba Group Holding Limited may be deemed to indirectly beneficially own the securities of the Issuer held by Taobao China Holding Limited.

Item 2(b)
Address of Principal Business Office, or if None, Residence:

For each of the Reporting Persons:  c/o Alibaba Group Services Limited, 26/F Tower One,
Times Square, 1 Matheson Street, Causeway Bay, Hong Kong

Item 2(c)	Citizenship: Alibaba Group Holding Limited: Cayman Islands Taobao Holding Limited: Cayman Islands Taobao China Holding Limited : Hong Kong
Item 2(d)	Title of Class of Securities: American Depositary Shares, each representing five Class A Ordinary Shares, $0.000000001 par value
Item 2(e)	CUSIP Number: 781314109
Item 3	For a statements filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not Applicable
Item 4	Ownership: (a) through (c): The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Item 5	Ownership of Five Percent or Less of the Class: Not Applicable
Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable
Item 8	Identification and Classification of Members of the Group: Not Applicable
Item 9	Notice of Dissolution of Group: Not Applicable
Item 10	Certification: Not Applicable

CUSIP No. 781314109

SIGNATURES

After reasonable inquiry and to the best of the each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 7, 2020

ALIBABA GROUP HOLDING LIMITED

By: /s/ Timothy Steinert
Name: Timothy Steinert
Title: Authorized Signatory

TAOBAO HOLDING LIMITED

By: /s/ Timothy Steinert
Name: Timothy Steinert
Title: Authorized Signatory

TAOBAO CHINA HOLDING LIMITED

By: /s/ Timothy Steinert
Name: Timothy Steinert
Title: Authorized Signatory

CUSIP No. 781314109

EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit 1, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date:  February 7, 2020

ALIBABA GROUP HOLDING LIMITED

By: /s/ Timothy Steinert
Name: Timothy Steinert
Title: Authorized Signatory

TAOBAO HOLDING LIMITED

By: /s/ Timothy Steinert
Name: Timothy Steinert
Title: Authorized Signatory

TAOBAO CHINA HOLDING LIMITED

By: /s/ Timothy Steinert
Name: Timothy Steinert
Title: Authorized Signatory